IDO Security, Inc.
17 State Street, 22nd Floor
New York, New York, 10004
646-214-1234 (0)
646-285-0026 (f)

December 23, 2008

Via Edgar
Tia L. Jenkins
Securities and Exchange Commission
Washington D.C.

Re; IDO Security Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File April 15, 2008–10–13 File No. 000-51170

Dear Ms. Jenkins

We refer to the comment letter from the staff dated August 28, 2008 with respect to the above referenced matter. We also refer to our subsequent correspondence to staff wherein we advised the staff that IDO anticipated addressing staff comments by December 15, 2008.

As noted to Ms. Raquel Howard by our counsel David Aboudi in their conversation last week, IDO was unable to address the comments on or prior to December 15, 2008, as it did not have the financial resources to pay its accounting and other professionals for the required services. IDO has recently completed a financing transaction, which it expects to disclose shortly in a current report on Form 8-K and following the closing thereof, it will be able to devote the resources to address the comments in an expeditious matter, and no later than January 31, 2009. Since September 2008, IDO has been actively engaged in trying to raise the needed capital. The recent volatility in the equity and capital markets was a contributing factor the delay in the closing of the financing beyond management’s original anticipation and the attendant delay in responding to the staff comments.

Management does not believe that the preparation of the additional financial statements requested by the Staff will constitute a lengthy time-consuming process as all of the requested information, except for the financial statement of the predecessor for the interim stub period from January 1, 2007 through March 7, 2007 have been previously prepared. See Comment No. 3 in the staff letter. We are currently in the process of contacting the predecessor’s auditors to request of them that they embed the requested interim stub period into the predecessor’s 2006 financial statements (which have been previously audited and included in the Form 8-K that was filed on March 14, 2007). IDO and its advisors will endeavor to address the staff comments as diligently and expeditiously as possible, in light of the approaching year-end “rush” and holiday schedule of the various professionals.

Sincerely

/s/ Michael Goldberg
Michael Goldberg
President